Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Ultragenyx Pharmaceutical Inc. (“Ultragenyx”) does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation (“certificate”) and our amended and restated bylaws (“bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

General

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value, and 25,000,000 shares of preferred stock, $0.001 par value per share. We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our common stock, which is listed on the Nasdaq Global Select Market under the symbol “RARE.”

Common Stock

Voting rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. A plurality of the votes cast is required for stockholders to elect directors. All other matters put to a stockholder vote generally require the approval of a majority of the votes cast, except as otherwise provided by our certificate or bylaws or required by law. Stockholders do not have cumulative voting rights.

Dividends. The holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Liquidation. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding.

Preemptive, subscription and conversion rights. Our common stock is not redeemable and has no preemptive, subscription or conversion rights.

Transfer agent. The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company

The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock, none of which are outstanding. Our board of directors may issue preferred stock in one or more series and fix the rights, preferences, privileges and restrictions of such preferred stock, including:

•	dividend rights;
•	dividend rate;
•	conversion rights;
•	voting rights;
•	rights and terms of redemption;
•	redemption price or prices;

•	the liquidation preferences of any wholly unissued series of preferred stock; and
•	the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Anti-Takeover Provisions

Some provisions of our certificate, bylaws and Delaware law may have the effect of delaying, discouraging or preventing a change in control of us or changes in our management. Pursuant to our certificate and bylaws:

•	the board of directors is authorized to issue “blank check” preferred stock without stockholder approval;
•	the board of directors is classified, with members serving staggered three-year terms;
•	vacancies on the board of directors may be filled only by the board of directors;
•	stockholders may remove directors only for cause;
•	the board of directors is expressly authorized to make, alter or repeal any provision of our bylaws;
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stockholders may amend our bylaws and specified provisions of our certificate only with the affirmative vote of the holders of 75% of the voting power of the common stock outstanding and entitled to vote on the matter;

•	stockholders may not cumulate votes in the election of directors;
•	stockholders may take action only at a duly called meeting of the stockholders, and stockholders are not permitted to act by written consent;
•	special meetings of the stockholders may be called only by the board of directors or the chairman of the board;
•	stockholders must satisfy advance notice procedures to submit proposals or nominate directors for consideration at a stockholders meeting; and
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we will indemnify officers and directors against losses that they may incur as a result of investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with some exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.

Exclusive Forum

Our certificate provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Ultragenyx or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, or our restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any of our directors, officers, employees or agents governed by the internal affairs doctrine. Our certificate also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

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